UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: October 31, 2018
Washington, D.C. 20549	Estimated average burden
hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
14766Q 107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexey Kotov                                                      801             746-3700
(Name)                                                                 (Area Code)                               (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three-month and six-month periods ended March 31, 2016, total revenues will have decreased approximately 8% and 30%, respectively compared to the comparable periods of the prior fiscal year.  These decreases are primarily attributable to the Company realizing no geophysical services revenues during fiscal 2016.  During the three months ended March 31, 2016, vessel revenues are expected to be approximately 93% higher compared to the three months ended March 31, 2015, and nearly 5% lower during the six months ended March 31, 2016 compared to the comparable 2015 period.  As noted, we have realized no geophysical service revenues during fiscal 2016, compared to geophysical services revenue of approximately $1.1 million and $2.1 million, respectively during the three-month and six-month periods ended March 31, 2015.   Marine base revenue is expected to be approximately 36% lower in both the three-month and six-month periods ended March 31, 2016.

The Company believes that total costs and operating expenses will have decreased approximately 38% and 35%, respectively, during the three-month and six-month periods ended March 31, 2016.  The Company anticipates losses from operations of approximately $1.3 million and $2.2 million during the three-month and six-month periods ended March 31, 2016, compared to losses from operations of approximately $3.4 million and $4.1 million, respectively, during the three-month and six-month periods ended March 31, 2015.

The Company expects to realize a decrease in net other expenses of approximately 32% during the three months ended March 31, 2016, and an increase of approximately 233% during the six month ended March 31, 2016.  This increase is principally attributable to an increase in foreign currency transaction loss of approximately $11.6 million due during the six months ended March 31, 2016, primarily resulting from the remeasurement of certain debt obligations of the Company’s subsidiaries following the decision of the National Bank of the Republic of Kazakhstan to switch the Kazakhstan tenge to a free-floating exchange rate and the resultant significant change in the Kazakhstan tenge/US dollar exchange rate.

As a result of the foregoing factors, during the three and six months ended March 31, 2016, the Company anticipates realizing net losses attributable to Caspian Services of approximately $3.0 million and $16.3 million, respectively, during the three-month and six-month periods ended March 31, 2016, compared to approximately $6.0 million and $8.3 million, respectively during the same periods of 2015.

The Company expects comprehensive loss attributable to the Company to be approximately 44% lower and 28% higher, respectively during the three-month and six-month periods ended March 31, 2016.

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All forward-looking statements included in this notification, including estimated financial results and results of operations, are based upon information available to the Company as of the date of this notification, which may change, and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations.  Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company’s business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed with the SEC on January 13, 2016, as well as other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2016	By	/s/ Alexey Kotov
Alexey Kotov
Chief Executive Officer